Exhibit 99.3

CREW GOLD CORPORATION
Management’s Discussion and Analysis of Financial Condition and
 Results of Operations
For the year and quarter ended june 30, 2006
(Expressed in US dollars)

INTRODUCTION

This management’s discussion and analysis (“MD&A”) provides detailed analysis of the financial condition and results of operations of Crew Gold Corporation (“Crew” or “the Company”) and compares its results for the year and quarter ended June 30, 2006 with the year and quarter ended June 30, 2005. The MD&A should be read in conjunction with the Company’s Consolidated Financial Statements for the year ended June 30, 2006 and the related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Unless the context otherwise requires, all references to yearly periods are to calendar years and all figures are in US dollars unless otherwise stated.

The effective date of this MD&A is September 30, 2006.

RESTATEMENT OF PRIOR YEAR FINANCIAL STATEMENTS

Subsequent to the issuance of the Company’s consolidated financial statements for the year ended June 30, 2005, the Company determined that it had inappropriately recorded exploration costs incurred on its Nalunaq mineral property, under U.S. GAAP, as increases in the carrying value of the mineral property rather than as expenses of the period in the years ending June 30, 2005, 2004 and 2003. For U.S. GAAP purposes, exploration costs may not be capitalized until proven and probable reserves as defined by SEC Industry Guide 7 have been identified. The Company has determined that the mineral resources identified on the Nalunaq property did not meet the definition of proven and probable reserves under Industry Guide 7.

In addition, under U.S. GAAP pre-production revenue from the sale of ore along with the associated direct costs should be recorded in the statement of loss whereas under Canadian GAAP such amounts are generally recorded as a reduction of mine development costs. These sales in 2004 should have previously been recorded as a reconciling item between Canadian and U.S. GAAP.

The Company decided that it would file an amended Annual Report on Form 40-F for the year ended June 30, 2005, prior to filing its Annual Report on Form 40-F for the year ended June 30, 2006. This amended Form 40-F/A for the year ended June 30, 2005 was filed on July 31, 2007.

CREW’S FISCAL 2006 HIGHLIGHTS:

•                  Acquisition of Guinor Gold Corporation (December 2005)

•      operator of the Lefa Corridor Gold Project in Guinea

•      ongoing development of Lefa Expansion project (commissioning scheduled for December 2006)

•      ongoing increase in Lefa resource base

•      targeted annual production rate of 320,000 oz in 2007; increasing to 350,000+oz in 2008

•                  Acquisition of 72.87% of Apex Gold Mining Company, together with its associated Philippine partner (December 2005)

•      operator of Masara Gold Mine in the Philippines

•      ongoing development of Masara Gold Mine and construction of 2,900 tpd processing facilities

•      definition of Masara resource base

•      targeted annual production rate of 120,000 to 140,000 oz in 2007; increasing to 180,000 to 200,000 oz in 2008

•                  Improved Operations at Nalunaq Gold Mine in Greenland

•      ongoing increase in Nalunaq resource base

•      improved grades at Nalunaq

•      targeted annual production rate of 80,000 to 100,000 oz in 2007

•                  Acquisition of New Opportunities

•      Option to acquire Daguma Coal Project in the Philippines

•      Exploration and earn in rights for Tandic gold concession in the Philippines

•      Exploration rights for diamonds in West Greenland

•                  Building of World Class Management Team for a mid-tier producer

•      New Chief Operating Officer and Chief Financial Officer

•      Experienced President, African Operations appointed

•      New senior technical and administrative personnel in head office and at all operations

•      Major investment in Information Technology systems and software

•                  Continued Support from our Shareholders and the Capital Markets

•      $340 million ($194 million convertible bonds and $146 million equity) raised from existing shareholders to complete Guinor acquisition

•      $99 million raised from bond issue to replace project facility at Lefa

•      $65 million raised from equity issue to further the Masara project, purchase the minority interest in Lefa, and other strategic initiatives

OVERVIEW

Crew Gold Corporation (“Crew” or the “Company”) is an international mining company focused on identifying, acquiring and developing resource projects worldwide, with a primary focus on gold.

Crew’s stated strategy for 2006 / 2007 is to become a mid tier producer. Following the acquisition during fiscal year 2006 of the Lefa Corridor Gold Project (“Lefa”) in Guinea and 72.87% of the Masara Mine (“Masara”) in the Philippines, together with its associated Philippine partner, management believes it has secured the assets to achieve its strategic target during 2007.

Lefa and Masara will join Crew’s producing gold asset, Nalunaq Gold Mine (“Nalunaq”) in Greenland to create a portfolio of gold assets with targeted annual production rate of approximately 500,000 to 550,000 ounces. These operations have the following annual production rate targets for 2007:

•                  Lefa                320,000 to 350,000 ounces

•                  Masara           120,000 to 140,000 ounces

•                  Nalunaq         80,000 to 100,000 ounces

Fiscal 2006 was a year of acquisitions, expansion and development for the Company. Following the acquisition of Lefa and Masara, management’s focus has been to develop these projects so that their full potential will begin to be realized during 2007.

Crew’s non-gold projects are held by its wholly owned subsidiary, Crew Minerals AS. The Company’s primary non-gold assets are the Mindoro Nickel Project and related Pamplona Sulphur Project in the

Philippines. Crew Minerals also has molybdenum exploration activities in Norway, royalty income from its interest in the Seqi Olivine Project in Greenland and currently has an option to acquire the Daguma coal project in the Philippines. The Company is in the process of listing Crew Minerals AS separately on the Oslo Stock Exchange and aims to conclude this process by the end of calendar year 2006.

FINANCIAL RESULTS

The financial results for fiscal year 2006 reflect the cost of financing and developing the Lefa and Masara projects and the increased cost of building a much larger world class organization to manage and operate the Company’s significantly expanded asset base, in preparation for the targeted five-fold increase in the Company’s production rate in 2007.

The Company’s EBITDA for fiscal 2006 is $0.08 million (2005 - $3.0 million), due to the additional general and administration costs with respect to Lefa and Masara and the delayed shipment from Nalunaq in the fourth quarter of fiscal 2006. The 2006 fiscal year loss is $35.6 million (2005 - $9 million), of which $32.9 million is directly related to the build up of the Lefa and Masara projects, including interest and financing charges, currency losses on NOK denominated borrowings, additional general and administrative costs and depletion and depreciation charges.

Non-cash items in fiscal 2006 are $22.6 million, represented by $12.9 million in unrealised foreign currency translation adjustments and $9.8 million of depletion and depreciation charges.

The details of the $32.9 million of directly related Lefa and Masara costs are described below;

•                  Foreign exchange losses representing non-cash items relating principally to the difference, for reporting purposes, upon translation of the amount of the Company’s bond financing denominated in Norwegian kroner (“NOK”) into United States dollars - $12.9 million;

•                  Interest and finance charges relating to the bond financing undertaken to acquire Guinor Gold Corporation and to develop the Lefa and Masara properties - $9.2 million;

•                  Incremental administration, office and general costs relating to operating offices at Lefa and Masara and the increased travel, insurance, consultant, staff and overhead costs incurred at the corporate office - $8.0 million;

•                  Non-cash depletion and depreciation on the acquired Lefa and Masara mining property and equipment - $2.8 million.

The increase in the administration, office and general fees over fiscal 2005 of $8.0 million reflects the controlled and expected build-up of worldwide operations necessary to manage the requirements of a 500,000+ ounce producer.

GOLD ASSETS

Acquisition and Development of Lefa Corridor Gold Project

Acquisition of Guinor Gold Corporation

On October 17, 2005 the Company announced an offer to purchase 100% of the shares of Guinor Gold Corporation (“Guinor”), at a price of C$1.50 per common share, in an all cash transaction valued at approximately C$ 389 million (US$ 331 million).

Guinor, through its then 85% subsidiary (as of June 30, 2006, a 100% subsidiary) Sociéte Miniére de Dinguiraye (“SMD”), operates the Lefa Corridor Gold Project in Guinea. Lefa has operated for over 11 years as a modest heap leach operation and is implementing a major mine expansion together with CIP processing through a $169 million expansion scheduled for commissioning in December 2006.

Transaction Overview

The Crew offer for Guinor was financed by the raising of approximately $340 million, provided by a limited number of existing Crew shareholders in Europe. The new financing consisted of the issue of $194 million in convertible bonds and $146 million in new equity.

On closure of the tender process, approximately 94% of the issued and outstanding Guinor common shares were validly deposited under the offer. Crew acquired these shares on December 9, 2005 and subsequently acquired the balance on March 3, 2006 through a compulsory acquisition procedure.

On June 30, 2006, the Company concluded an agreement with the Government of Guinea whereby Crew acquired the Government of Guinea’s 15% stake in SMD for a total consideration of $30 million, consisting of $15 million cash and $15 million in Crew shares. As a result, at June 30, 2006, Crew held an indirect 100% interest in Lefa.

LEFA Expansion Project

The installation of the CIP plant expansion at Lefa progressed on schedule during the year. All components of the Kelian CIP plant purchased in connection with the expansion arrived in Guinea and were transported to site where they are now being reassembled.

Construction activities progressed on schedule and were approximately 50% complete at the end of June 2006 and 80% complete at the end of September 2006. All CIP tanks were erected, steelwork interconnections have commenced in all areas, the two SAG Mills and Ball Mill No.1 were installed and the mill tower crane was completed and fully operational at fiscal year end. All six engines for the power plant were installed with pipe works started on most of them. Construction of the main tailings storage dam is also underway and was about 75% complete at fiscal year end.

Construction work on the six kilometre overland conveyor between the Lero pit and the CIP plant commenced and the foundations and mechanical work had been completed on approximately 2.5 kilometres by the end of June 2006.

The CIP plant is scheduled for commissioning during December 2006. Owing to increased fuel costs and the consequent effect on transportation charges, increased component and raw material costs and the acceleration of the civil construction and mine development programmes, the overall capital cost of the expansion to commissioning is presently anticipated to rise from the 2005 estimate, at the time of acquisition, of $145 million to $169 million. To June 30, 2006, $127.9 million in capital costs had been incurred in connection with the expansion including $56.4 million incurred prior to the Company’s acquisition of the project.

When the plant is completely operational, the annual production rate is targeted to produce 320,000 to 350,000 oz/year with an estimated cash cost of $240-280 per ounce before royalties (royalty payments are 5.4% of gold revenue) based upon current reserve grade of 1.7 g/t. The Company has recently reported drill results with substantially higher grades than the historic reserve grade. Based on these recent results, an aggressive exploration program has been launched with the target of doubling the present reserve and resource base at Lefa.

Acquisition and Development of Masara Mine

Acquisition

The Company’s principal gold asset in the Philippines is the Masara Gold Mine (“Masara”) in south-eastern Mindanao Island, which ceased production in March 2000. The Company acquired its interest in Masara through its acquisition, with its associated Philippine partner, of approximately 72.87% of Apex Mining Company, Inc. The transaction was concluded in December 2005.

Underground Development

The present mine plans and resource model are based on a historical mining width of around 1.5-2.0 meters. Management believes that both historical data and recent data from drilling and underground sampling indicates a potential for an economic mining width of 3-4 meters with only marginally lower grade than the “core” vein. As a part of the ongoing drilling program for 2006/2007 of over 80,000 meters, the Company is also investigating the potential for open pit mining in the south east of the property where several of the 13-14 veins converge. Several new vein structures with encouraging grade levels have been discovered as a result of the ongoing drilling program.

Plant and Infrastructure

During the year, the Company commenced refurbishment of the existing 500 tpd processing plant (Phase 1) and commenced the design and preliminary construction work for an additional 2,400 tpd processing plant (Phase 2), which will provide a total plant capacity of 2,900 tpd. Commissioning of the refurbished 500 tpd plant is anticipated in the fall of 2006 and for the new plant in the second quarter of 2007.

Once fully commissioned, the Masara operation is anticipated to have the capacity to process 2,900 tpd ore which is expected to produce between 180,000 and 200,000 ounces of gold and 300,000 to 400,000 ounces of silver annually. The Company do not expect to fully utilize the capacity of the plant in 2007 as underground development will progressively ramp up toward the end of 2007/early 2008.

The capital budget for the refurbishment of the existing 500 tpd plant and construction of the 2400 tpd plant is currently estimated to be approximately $60-70 million, of which $13.2 million was expended to

June 30, 2006. In addition, the estimated costs over the next 18 to 24 months for extensive underground development and infrastructure and a much expanded exploration program is $20-30 million.

Nalunaq

Operations

After its initial start up in 2004, Nalunaq’s ongoing focus has been to improve the delivered grade. During the year, the Company engaged Snowden Mining Consultants plc (“Snowden”) to review the mining operations and identify areas where efficiencies could be improved. The mine optimisation programme identified by Snowden, is being implemented. The first phase of the optimisation programme has focussed on reducing mining dilution through improved blast design, geological control and supervision and washing of stopes to maximise gold recovery.

The Company is pleased to report that the grades achieved from Nalunaq for the year under review have been consistently higher than the previous year. The average grade of gold shipped and processed for the 2006 fiscal year was 19.0 g/t compared to 15.9 g/t for the 2005 fiscal year, an improvement of 19.5%.

Management believes the implementation of the optimisation programme has contributed to these improvements, however, cautions that the grade variation observed between milling campaigns is also typical of the nature of the style of the narrow vein, high grade deposit being mined at Nalunaq.

The second phase of the mine optimisation programme has been to review the mining equipment to ensure a sustainable balance between mine development and stope production to increase production rates. The Company placed orders for an additional long hole drill rig, replacement scoops and larger 20 tonne underground trucks together with ancillary mobile equipment. Management anticipates that further improvements to mining efficiencies and production rates should be realized during the last half of 2006 as this equipment is delivered to site.

During the fiscal year, ore from Nalunaq was shipped to Rio Narcea Gold Mines’ El Valle process plant in Spain. This arrangement will terminate at the end of 2006. The Company is discussing a different arrangement at El Valle but is also examining other alternatives for the long term processing for its ore, including the preferred acquisition of a processing plant that will be owned and operated by the Company.

New Gold Project in the Philippines

Prior to the end of the fiscal year, the Company concluded an option agreement with Plethora Mining Corporation of the Philippines to earn an interest in the Tandic Gold Project in south-eastern Mindanao, in the Philippines. Under the terms of the agreement, Crew will acquire an option to earn an initial 50% of the property through expenditure of USD $1 million on exploration and development over a period not exceeding 5 years. Following the 50% earn-in, Crew can the fund further exploration, development and feasibility studies to earn up to 90% of the project.

CREW MINERALS (NON-GOLD ASSETS)

Crew’s non-gold assets, all of which are held by its wholly owned subsidiary, Crew Minerals A/S, consist of:

•                  Mindoro Nickel Project located on Mindoro Island in the Philippines. The Project is in a feasibility stage and the Company is actively seeking joint venture partners.

•                  Hurdal molybdenum deposit located approximately 90 km north of Oslo, Norway. The project is in the exploration stage.

•                  Pamplona sulphur deposit located on the island of Negros in the Philippines. The project is in the exploration stage.

•                  A royalty interest in the Seqi Olivine project located in Greenland. The Company completed a feasibility study on the property and subsequently sold its interest in June 2005 to iron ore producer LKAB of Sweden for sale proceeds of $10 million. The Company is also entitled to receive a royalty over 17 years based upon produced tonnage. For years 3 through 14 of production there is a guaranteed minimum royalty of $1 million per year.

•                  In West Greenland, the Company acquired title to over 2,000 sq km near Maniitsoq covering the second largest diamond district in the country and conducted a sampling program over an area of known kimberlites which contain an exceptional amount of indicator minerals as well as returning four discrete diamonds.  Additionally, five new kimberlite intrusives were identified, two of extensive strike length and of which one showed a high content of visible diamond-indicator minerals.  Samples have been submitted to a diamond specialist laboratory for analysis.

In addition, during the fiscal year, the Company acquired an option to acquire 95% of the shares in Daguma Agro Minerals Inc (“DAMI”) which holds the Daguma Coal Project in the Philippines. Crew secured the option through payment of a non-refundable option fee of USD $150,000. This option includes an entitlement to conduct a due diligence assessment until late October 2006.

The Company is in the process of listing Crew Minerals A/S separately on the Oslo Stock Exchange and expects to conclude this process by the end of the calendar year. The timing of the listing may be influenced by the due diligence on the Daguma Coal Project.

OPERATIONAL REVIEW

Gold Production

The Company completed the acquisition of Guinor on December 14, 2005 and accordingly, the results of Guinor from that date to the year-end are included in the Crew financial statements for the year ended June 30, 2006.

Production for the quarter ended June 30, 2006	Nalunaq		Lefa		Total
Tonnes mined	33,223	t	224,249	t	257,472	t
Tonnes shipped / placed (1)	42,386	t	216,248	t	258,634	t
Gold produced (ounces) (2)	—		11,103	oz	11,103	oz
Gold sold (ounces) (2)	—		9,129	oz	9,129	oz
Sale price per ounce (3)	—		$618		$618
Cash cost per ounce (3)	—		$393		$393

Production for the year ended June 30, 2006	Nalunaq		Lefa		Total
Tonnes mined	123,763	t	317,257	t	441,020	t
Tonnes shipped / placed (1)	145,419	t	459,152	t	604,571	t
Gold produced (ounces)(4)	74,731	oz	20,428	oz	95,159	oz
Gold sold (ounces)	57,960	oz	20,646	oz	78,606	oz
Sale price per ounce (3)	$515		$576		$531
Cash cost per ounce (3)	$426		$449		$431

(1) Tonnes placed refers to the placement of ore onto leach pads at Lefa.

 (2) Nalunaq  includes 42,836 t shipped prior to year end and not recognised as sold in the period due to the ice delay. Therefore the gold produced and sold in the quarter are reported as nil. These amounts will be reported in the next quarter.

(3) Sales price and cash cost per ounce are “Non-GAAP” measures which are more specifically described in the section “Non-GAAP measures” on the final page of this Management’s Discussion and Analysis of Financial Condition and Results of Operations.

 (4) Includes the gold extracted from the ore mined in fiscal 2006 but shipped in July 2006

Calculation of cash cost

(Amounts in $’000 except where noted)	Quarter ended June 30, 2006		Year ended June 30, 2006
Direct mineral costs (1)	4,303		28,050
Milling Costs	—		4,188
Ore-in-transit	—		11,447
Ore on stockpile period movement	60		(2,673)
Cash cost	4,363		41,012
Gold produced (ounces)	11,103	oz	95,159	oz
Cash cost per ounce	$393		$431

(1) The Nalunaq direct costs have been adjusted for the costs deferred due to the delayed shipment.

Nalunaq Gold Mine:  Results from Mining

The Nalunaq resource is a narrow vein deposit consisting of several high-grade “bands” typically carrying grades of around 30 g/t or higher. Between the high-grade bands, grades can vary between 10 g/t and 20 g/t. In practice this means that the grades achieved on an ongoing basis can vary considerably.

During the fourth quarter of fiscal 2006, $0.6 million (2005: $0.8 million) was spent on further development of the mine and the total expenditure for the year was $2.4 million (2005: $3.2 million). The focus of this work was ramp development required to connect the South and Upper Block Areas to the existing Target Block and drilling associated with the expansion of the overall resource base.

Ore production for the fourth quarter was 33,223 tonnes, an average of approximately 365 tonnes a day, and for the year was 123,763 tonnes representing an average of 339 tonnes per day. This in line with expectations given the higher level of development undertaken on the mine’s infrastructure in the period and the increased focus on achieving higher quantities of higher grade ore. The daily production target when the new equipment is utilized is expected to be in excess of 500 tpd.

Owing to prevailing ice conditions, at the end of the fourth quarter of fiscal 2006, along the southwest coast of Greenland, access to the fjord entrance leading to the mine harbour was not navigable. Consequently the arrival of the ore ship MV Baffin was delayed by 11 days. 42,386 tonnes of ore were shipped for processing on this shipment. Loading was completed on 28th June 2006 and the ship had clear passage to Aviles in Spain where the ore is offloaded. The ore was offloaded in Aviles in early July at which point title to the ore passed to Rio Narcea. As a result of this delay, the June shipment is required to be recognized as a sale in the next financial year even though the ore was produced in the year.

For the 2006 year’s production at Nalunaq, 145,419 tonnes (2005: 111,741 tonnes) of ore have been shipped for processing and gross gold production totals 74,731 ounces (2005: 55,975 ounces) which represents a head grade of 19.0 grammes per tonne (2005: 15.9 grammes per tonne). This represents an improvement in head grade of 19.5%. After tailings and efficiency fees, 57,960 ounces of gold were sold in the year with a gross value of $29.9 million. This compares to 52,866 ounces of gold sold in the prior year with a gross value of $23.0 million. After accounting for annual processing costs of $4.1 million (2005: $4.5 million), net sales of $25.8 million (2005: $18.5 million) have been realised for the year under review.

Management is pleased with the increased tonnage of ore produced in the year and the higher grade of gold achieved. Management believes these improvements were achieved through improved mining techniques which reduced mining dilution. Management also believes that the addition of newer more reliable mining vehicles and equipment to ensure a sustainable balance between mine development and stage production will further improve productivity within the mine and production rates in the forthcoming year.

Lefa Gold Mine: Results from Mining

During the fiscal year, management decided to continue the Lefa heap leach operation, in spite of higher costs, as it was necessary to retain key plant personnel until they can be transferred to the new CIP plant. The quantity of ore processed could have been increased during the year however it was decided to process only enough ore to generate cash to cover operating costs. The balance of the ore was stockpiled for processing through the higher recovery CIP process.

Ore mined from the Lero pit in the period since the acquisition of Guinor totalled 317,257 tonnes at a grade of 2.88 g/t, containing 29,426 ounces. This was supplemented with 115,262 tonnes at a grade of 0.94 g/t, containing 3,498 ounces moved from the low-grade stockpiles to provide additional material for the heap leach operation.

Ore processed in the period since acquisition was 459,152 tonnes at a heap grade of 2.17 g/t, containing 31,985 ounces of gold. Gold recovered in the period since acquisition from the heap leach operation was 20,428 ounces. This was below expectation and the shortfall arose primarily from plant shutdowns following a gearbox failure and damage to the apron feeder as well as fuel shortages. Gold recoveries from the low-grade ore from the stockpiles were also lower than expected and both mining and plant throughput were adversely affected by low equipment availabilities.

Gold sold in the period since acquisition was 20,646 ounces. Total revenue from gold sales amounted to US$11.9m and the average price realized was US$576 per oz.

Average cash cost per ounce from the heap leach operation for the period since acquisition was $449 per oz. Average costs were high due to the low production and a high proportion of production costs being fixed however this was expected. Gold production increased significantly towards the end of the period, when higher-grade material from the Lero pit was processed. This is expected to continue to December 2006 when the heap leach operation is decommissioned and replaced by the new CIP Plant. Management believes this will result in improved results from the operation being recorded in Q1 of calendar year 2007.

Gold production from the heap leach operation in calendar year 2006 is expected to be approximately 52,000 ounces at an average cash cost of approximately US$400/oz. Management will continue to review production plans to ensure that existing operations are self-sustaining whilst preserving as much of the high grade mine reserves as possible for processing through the more profitable CIP Plant expansion project.

Barberton Mines Limited

Barberton’s results for the year under review were in line with the previous year; decreases in gold sales were compensated by increased gold prices. In order to focus on its development and managed projects, the Company chose to dispose of its interest in Barberton.

Following year end, Crew agreed to divest of its interest to Metorex Limited (“Metorex”), one of its partners in Barberton and a company listed on the JSE, in return for Metorex shares valued at ZAR 84 million (US$11.8 million), representing a significant increase over both the cost and carrying value of the investment. The profit on sale will be recognised in the financial statements in the first quarter of fiscal 2007.

Selected Quarterly Financial Information

Expressed in thousands United States dollars	Jun-30		Mar-31		Dec-31		Sep-30
	2006	2005	2006	2005	2005	2004	2005	2004
Mineral Sales	$5,443	2,122	16,753	4,804	9,502	5,755	6,255	7,685
Direct costs of mineral sales	(4,303)	(6,087)	(12,960)	(5,309)	(6,302)	(5,111)	(4,485)	(4,713)
Depletion and depreciation	(6,297)	(1,886)	(1,383)	(1,360)	(1,055)	(1,216)	(1,027)	(1,170)
	$(5,157)	(5,851)	2,410	(1,865)	2,145	(572)	743	1,802
Expenses
Administration, office and general	$5,502	1,486	3,580	2,086	3,066	1,554	2,529	1,503
Professional fees	596	175	462	315	246	224	133	133

Other expenses (income) including stock compensation	11,754	(6,557)	9,373	(1,008)	(983)	1,926	(521)	642

Net loss	(23,009)	(955)	(11,005)	(3,258)	(184)	(4,276)	(1,398)	(476)

Loss per share – basic & fully diluted	$(0.07)	(0.01)	(0.03)	(0.02)	—	(0.03)	(0.01)	—
Cash flow from operations	(36,519)	(6,040)	6,001	(6,911)	8,209	(1,975)	(7,238)	(381)
Cash and cash equivalents	82,482	36,722	151,381	10,230	53,897	18,559	51,944	629
Total assets	804,668	115,744	792,282	90,260	666,324	93,374	152,764	77,428
Long term debt	320,560	25,981	285,440	26,744	204,157	24,806	26,132	14,123

Shareholders’ equity	301,950	73,294	310,680	51,322	260,945	53,369	105,609	47,089

RESULTS FROM OPERATIONS FOR THE QUARTER ENDED JUNE 30, 2006

For the quarter ended June 30, 2006, the Company reported mineral sales of $5.4 million (quarter ended June 30, 2005 - $2.1 million). This amount is significantly less than anticipated because of a delay in shipping the fourth campaign for the year from Nalunaq due to prevailing ice conditions. The shipment was delivered in mid July and has been processed. This, in part, explains the increase in inventory from $6.0 million at June 30, 2005 to $25.0 million at June 30, 2006. The sales from this shipment will be reported in Q1 of fiscal 2007.

Direct costs for the quarter ended June 30, 2006 were $4.3 million (quarter ended June 30, 2005 - $6.1 million), generating a gross margin of $1.1 million (quarter ended June 30, 2005 – gross loss $4.0 million). Depletion and depreciation, which is a non-cash measure, increased from $1.9 million for the quarter ended June 30, 2005 to $6.3 million for the quarter ended June 30, 2006 primarily due to an additional charge relating to depletion on the Lefa resource mined based on the acquisition price. Interest and finance charges expense for the fourth quarter were $5.0 million (quarter ended June 30, 2005 - $0.7 million) due to the increased interest and financing costs incurred to finance the acquisition of Guinor Gold Corporation and the development of the Lefa and Phase 1 Masara assets.

Administration expenses increased from $1.5 million for the quarter ended June 30, 2005 to $5.5 million for the quarter ended June 30, 2006 reflecting the ramp up of staff and costs necessary to build a much larger world class organization to manage and operate the Company’s significantly expanded asset base in preparation for the anticipated five fold increase in production rate in calendar 2007. The Company is in the process of building appropriate internal control systems that will be required for a company with annual production between 500,000 and 600,000 ounces of gold per year from three geographically diverse operations.

The Company also reported a $16.4 million translation loss on foreign exchange for the quarter ended June 30, 2006 compared to a $5.4 million gain for the quarter ended June 30, 2005. These gains and losses represent non cash items relating principally to the difference, for reporting purposes, upon translation of the amount of the Company’s debt denominated in Norwegian kroner (“NOK”) into United States dollars.

Selected Annual Information

	2006	2005	2004
	$ ‘000	$ ‘000	$ ‘000
Mineral sales	$37,953	20,366	—
Direct cost of mineral sales	(28,050)	(21,220)	—
Depletion and depreciation	(9,762)	(5,632)	—
	$141	$(6,486)	—

Administration, office and general	$(14,677)	(6,629)	(5,237)
Professional fees	(1,437)	(847)	(705)
Stock compensation expense	(1,805)	(326)	(308)
Other income (expenses)	(19,592)	3,455	3,011
Income taxes and Minority Interest	1,774	1,868	380
Net Loss	$(35,596)	$(8,965)	$(2,859)

EBITDA (see below)	768	3,055	(1,088)

Loss per share – basic and fully diluted	$(0.13)	$(0.05)	$(0.02)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	281,543,480	167,424,369	143,324,571
Cash flow from operations	(29,547)	(15,307)	(4,483)
Cash and cash equivalents	82,482	36,722	1,994
Total assets	804,668	115,744	74,825
Long term debt	320,560	25,981	14,048

Shareholders’ equity	$301,950	$73,294	$46,770

EBITDA (2) is calculated as follows:
Net loss	(35,596)	(8,965)	(2,859)
Depletion and depreciation	9,762	5,632	—
Interest and finance charges	11,938	4,176	1,771
Stock compensation expense	1,805	326	308
Foreign exchange loss (gain)	12,859	1,886	(313)
EBITDA (2)	768	3,055	(1,088)

(2) The Company defines EBITDA as “Earnings before interest, taxes, depreciation and depletion, non-cash foreign exchange gain or loss, stock compensation expense and interest and finance expense”. It is a non-GAAP measure and is more specifically described in the section entitled “Non-GAAP measures” on the final page of this MDA.

RESULTS FROM OPERATIONS FOR THE YEAR ENDED JUNE 30, 2006

The Company acquired, together with its associated Philippine partner, control of Apex Gold Mining Company and its Masara Mine (“Masara”) in December 2005. The Company also acquired 85% of Guinor Gold Corporation and its Lefa Mine (“Lefa”) in December 2005 and the remaining 15% in June 2006. The financial results of the Company incorporate those of Masara and Lefa since their dates of acquisition.

Fiscal year 2006 and the remainder of calendar year 2006 are periods of acquisition, expansion and development for the Company. Subsequent to the acquisition of Masara and Lefa, management’s focus has been to take all necessary steps at both sites so that a targeted five fold increase in the Company’s gold production rate can commence during calendar 2007.

The financial results for fiscal year 2006 and for the remainder of the calendar year 2006 reflect, and will reflect, the costs of financing the acquisition of Guinor Gold Corporation and the development of the Lefa and Phase 1 Masara assets and the increased costs of building a much larger world class organization to manage and operate the Company’s significantly expanded asset base in preparation for commencement of full production in early 2007.

The Company reported EBITDA for the year ended June 30, 2006 of $0.8 million compared to $3.0 million for the year ended June 30, 2005. This decrease is due to the expected increase in general and administrative expenses associated with the increase in staff during the preproduction ramp up of the Lefa and Masara operations which was expected.

The Company reported a net loss for fiscal year 2006 of $35.6 million ($0.13 per share) compared to a net loss of $9.0 million ($0.05 per share) for fiscal year 2005, an increase of $26.6 million. More than half of this increase consists of non-cash items, including foreign exchange translation adjustments (arising principally from the translation of the Company’s NOK denominated debt to U.S. dollars for reporting purposes) and depletion and depreciation expenses (due primarily to the depletion of the Lefa mineral property). An additional $7.7 million of the increase is attributable to interest and financing costs incurred to finance the acquisition of Guinor Gold Corporation and the development of the Lefa and Phase 1 Masara assets. Also contributing to the loss were increased general and administrative expenses of $8.0 million relating to the cost of staffing and building a world class organization to manage the Company’s expanded asset base. Finally, the results for 2006 include profits on the sale of non core assets totalling $3.4 million compared to $9.9 million in 2005.

The increase in interest and administrative costs are cash costs that will be reduced in future years. The interest will be reduced as principal payments are made or as bonds are converted to equity. Administrative costs will be reduced as the organization moves from the construction phase to production. The exchange translation adjustment is a non-cash entry that is required to translate all the companies’ assets and liabilities into USD, the measurement and reporting currency of the Company.

For the first quarter of fiscal 2007, owing to the weakening of the NOK against the US dollar, the Company expects to record non-cash, unrealized foreign exchange gains which will reduce most of the unrealised loss incurred in fiscal 2006.

Interest and finance charges for the year were $11.9 million for the year ended June 30, 2006 compared to $4.2 million for the year ended June 30, 2005. Included within interest and finance charges for the year ended June 30, 2006 are the costs of new convertible bonds drawn down by the Company to finance the acquisition of Guinor Gold Corporation and the costs of bonds drawn down in March 2006 to finance the development of Lefa and Phase 1 of Masara. The new convertible bonds total $194.6 million and are denominated in NOK. The bonds drawn down in March 2006 total $99.2 million and are denominated 50% in NOK and 50% in US dollars. The year on year increase in interest and finance charges arises directly from interest, accretion charges, and amortization of financing costs from the date of draw down to the year end.

Included within interest and finance charges for the year ended June 30, 2005 are one-time costs associated with a reorganisation of the Company’s borrowings that occurred in October 2004. The Company paid $1.2 million to the then existing holders of those convertible bonds to induce them to convert their position. This resulted in an interest saving of approximately $2.2 million over the remaining period of the convertible bonds.

RESULTS FROM OPERATIONS YEAR ENDED JUNE 30, 2005

The Company has recorded EBITDA (ref page 1) for the year ended June 30, 2005 of $2.7 million compared to negative EBITDA of $1.4 million for the year ended June 30, 2004.

For the year ended June 30, 2005 the Company recorded a net loss of $9.0 million (($0.05) per share) compared with a loss of $2.9 million ($0.02 per share) for the year ended June 30, 2004. The 2005 result is adversely affected by a decrease in non-cash equity earnings from its investment in Barberton Mines Limited of $2.3 million, non-recurring finance charges of $2.0 million from the negotiated conversion of the convertible bonds and a negative $1.9 million non-cash effect from currency losses. This was mitigated by the positive effect of the Company’s sale of its interests in the Seqi Olivine project and interest savings from the negotiated conversion of convertible bonds.

For the first time, the results reflect the results of a commercial mining operation developed directly by the Company. Nalunaq Gold Mine commenced commercial production in July 2005. The Nalunaq resource is a narrow vein deposit consisting  of several high grade “bands” typically holding grades of around 30 grams per tonne (“g/t”) or higher. Between the high grade bands, grades can vary between 10-12 g/t and 20 g/t. In practice this means that the grades achieved on an ongoing basis can vary considerably and overall focus should be given to average grades achieved over a longer time period.

The average grade achieved for the year was 16.9 grams per tonne. In total 132,000 tonnes of ore were produced in the year, of which 119,000 tonnes were actually processed. Gross gold production was 62,900 contained ounces in the year, with 59,700 ounces recovered following tailings and efficiency fees. Average cash cost per ounce produced (see page 4) was $406. The number reflects the start up period with consequential ramping up of production and lower than budgeted tonnage due to changes in the mining method. Accordingly management believes that there are gold fines left in the mine, where costs of production have been recorded, but their value not reflected in these financial statements. Owing to increased production in Quarter 4, the cash cost per ounce of gold produced in the quarter fell to approximately $300. Management believes that this cash cost is not representative of the future. A number of cost saving measures have been studied and will be put into place during the forthcoming year. The increase in the Nalunaq resource to in excess of 1.2 million ounces, reported in September 2005, supports additional investment in equipment to improve efficiencies at the mine.

Administrative expenses for the year are $7.0 million compared to $5.2 million for the year ended June 30, 2004. This increase is almost entirely attributable to the commencement of commercial production at Nalunaq. Prior to the commencement of production, costs associated with the development of the project were capitalized and carried on the balance sheet under the heading “Nalunaq Property, Plant and Equipment”. Since May 1, 2004 all ongoing production, insofar as these exceed the net realisable value of ore mined in the period, administration, office and general costs associated with the project are recognised in the Statement of Loss and Deficit.

Interest and finance charges for the year are $4.2 million compared to $1.8 million for the year ended June 30, 2004. The most significant amounts included in these totals relate to interest, accretion and amortization of costs associated with the Convertible Bonds issued by the Company in the year ended June 30, 2004 and interest and amortization of costs on the Bonds issued by the Company in the year ended June 30, 2005.

The reason for this increase is two-fold:

a)              In October 2004, the Company negotiated conversion of 22,250,000 convertible bonds. The Company paid $1.1 million to its convertible bondholders to induce them to convert their position. This cost is reflected in the results for the year ended June 30, 2005. Without conversion interest charges of approximately $2.2 million would have been payable over the remaining term of the bonds. The transaction therefore resulted in a net saving of $1.1 million in interest.

b)             The average interest of debt held in 2005 was 9.5 % compared to 2004’s average of 9%. Additionally, the average level of debt held by the Company during the year ended June 30, 2005 is approximately 50% higher than the average level for the previous year, thus giving rise to a year on year increase in interest payable.

The equity earnings from the Company’s investment in Barberton Mines Limited (“Barberton”) are a loss of $0.2 million compared with a gain of $2.1 million for the year ended June 30, 2004. The reason for this year on year variance is the incorporation of changes in the unrealized portion of Barberton’s hedge book as part of equity earnings in the previous fiscal year. The incorporation of these profits of approximately $1.2 million into the financial statements for the previous fiscal year is consistent with Canadian generally accepted accounting principles.

During the year the Company continued to dispose its interest in the share capital of Metorex and this had been concluded by the end of the June 2005. In the current year, the Company sold 5,479,000 Metorex shares (2004: 3,874,000) for total proceeds of $2.1 million (2004: $1.3 million). This resulted in gains on disposal of these shares of $0.2 million compared to $0.2 million for the year ended June 30, 2004.

The Company completed its exit from its residual interests in Asia Pacific Resources during the year. This resulted in a gain on disposal of $24,000 compared to $601,000 for the year ended June 30, 2004.

In order to maximise it focus on gold projects, the Company decided to accept an offer from Minelco AB to dispose of its interest in the share capital of the Seqi project. The Company concluded this deal on June 30, 2005 when the sale proceeds of $10 million were received. In addition to the purchase price there is an annual fee to be paid by Minelco AB over 17 years based on produced tonnage. For years 3 through to 14 of production, there is a guaranteed, subject to certain conditions, minimum fee of USD $1 million per year.

Foreign exchange losses of $1.9 million have been recorded for the year ended June 30, 2005 compared to foreign exchange gains of $0.3 million for the previous financial year. These exchange losses principally arise from intra-group borrowings denominated in Danish Kroner and arise following the sharp decline in the value of the US dollar against the Danish Kroner at the year end.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2006 the Company’s main source of liquidity was unrestricted cash of $82.5 million (June 30, 2005 - $36.7 million). At June 30, 2006, the Company’s consolidated working capital comprising cash, restricted cash, accounts receivable, prepaids, inventories, and less accounts payable was $75.7 million (June 30, 2005 - $36.2 million). The increase in working capital arises as a direct result of the cash received in respect of the bond and share issuances to finance the Lefa and Apex projects and Guinor group acquisition and the assumption of its creditors.

To finance the acquisition of Guinor, the Company issued 109,311,557 new shares for aggregate gross proceeds of approximately $146 million. Additionally the Company issued senior unsecured convertible bonds in two tranches raising approximately $194 million. The new equity and convertible bonds were issued via private placements.

The Company incurred total costs of $17.1 million in respect of raising the financing of $340 million and the subsequent acquisition of Guinor. Of these, $7.9 million have been treated as deferred financing costs resulting from the issue of the 6% convertible bonds of $194 million, $5.9 million have been treated as issue costs of the new equity of $146 million and $3.3 million has been included as an acquisition cost of the Guinor Mineral Property Interest.

Prior to its acquisition by Crew, Guinor, through its subsidiary Societé Miniére de Dinguiraye (“SMD”), entered into a credit facility that provided for up to US$60m of debt financing for the expansion of the Lefa Corridor Gold Project in Guinea. The facility was to take the form of US$54M project debt with the US$6M balance provided in the form of a convertible instrument. The Company did not consider this route the optimal financing arrangement for the project, being restrictive both in the amount and impact upon the operation and the requirement to hedge its future gold sales.

As a result, the Company secured debt financing to replace the facility and to partially fund the development of Phase 1 of Masara and the increased resource expansion programs planned for Lefa and Masara. On March 31, 2006 the Company received subscriptions for a new issue of secured bonds in the aggregate principal amount of approximately $81.6 million, comprised of a USD tranche of $50.0 million and a NOK tranche of NOK200 million which is approximately $31.6 million. In the final quarter of fiscal 2006, further subscriptions for NOK 125 million, approximately $20 million were received.

The USD tranche of the bonds has a floating interest rate of 3 month LIBOR + 5.0% per annum, whereas the NOK tranche has a floating interest rate of 3 month NIBOR + 5.0% per annum. The bonds have a 5-year term, and Crew may redeem the bonds (wholly or in part) at the third anniversary of the issuance at a price of 105.0% and at the fourth anniversary of issuance at a price of 102.5%. The bonds are collateralized by a pledge over all the shares of Crew’s wholly owned subsidiary Guinor Gold Corporation. Crew has undertaken not to raise any new debt which results in the Company exceeding specified financial ratios nor raise any new debt in Guinor. In addition, Crew also agreed not to make any dividend payments or other distributions to its shareholders constituting more than, on a consolidated basis, 50% of Crew’s net profit after taxes for the previous financial year (other than in respect of a divesting of non-gold assets of Crew into a separate entity listed on a stock exchange).

On April 6, 2006 the Company closed private placement subscriptions for 32.3 million common shares at NOK 13 per share (approximately CDN$2.01) for aggregate gross proceeds of NOK 420 million (approximately $65 million). The proceeds were used to fund the acquisition of the interest of the Government of Guinea in Lefa, Phase 1 and part of Phase 2 of Masara and other corporate purposes.

The Company had total assets of $804.7 million at June 30, 2006 (June 30, 2005 - $115.7 million) and shareholders’ equity of $302.0 million (June 30, 2005 - $73.3 million).

Project capital expenditures for the year ended June 30, 2006 totalled $89.8 million (year ended June 30, 2005 - $7.1 million). The amounts of capital expended on the individual projects for the year ended June 30, 2006 were Lefa $71.5 million (2005 - $nil), Masara $13.2 million (2005 - $nil) and Nalunaq $5.1 million (2005 - $7.1 million). Exploration expenditures for fiscal 2006 were $1.6 million (2005 - $0.3 million).

The Company has not entered into gold hedging contracts during the year or since year-end. Consideration will be given to hedging in the future and will depend on production rates and anticipated gold prices.

The Company’s audited consolidated financial statements at June 30 2006 contain a continuing operations note. Please see Note 1 to the Company’s audited consolidated financial statements at June 30, 2006. Management believes that the completion of both phases of the Masara project will lead to the highest return for the company.

To facilitate maximum growth by significantly expanding the Lefa regional exploration program, aggressively expanding the Masara underground development and Phase 2 of the processing facility, and the possible acquisition of a processing plant for Nalunaq, the Company will pursue an equity financing prior to December 31, 2006.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

The Company is committed to minimum annual non-cancellable future operating lease payments as follows:

	2006	2005

Within one year	$369	$218
Years two to five	—	—
	$369	$218

As at June 30, 2006, the Company has capital commitments with respect to the Lefa project amounting to $41,081,000. These are all to be incurred within the year ending June 30, 2007.

The Company has exercised an option agreement with Altai Philippines Mining Corporation (“APMC”) in order to acquire Mineral Property Sharing Agreements and exploration permits for the Negros sulphur concessions. Under this agreement the Company has certain obligations if it wishes to continue this exploration. (see note 15 to the audited financial statements for further details)

OUTLOOK

Fiscal 2006, the balance of calendar year 2006, and part of 2007, has been, and will be, a period of expansion and development for Crew. The Company’s primary objectives have been to expand and develop Lefa and Masara, ready for commencement of production in 2007, while maximizing returns from its other production assets and continuing to add value by developing exploration projects.

Management believes that the Company will meet its stated goal of realizing mid tier producer status in 2007 and that the Company will have a strong platform to expand reserves and resources and to advance to its next goal of becoming a one million oz gold producer with over 10 million ounces in reserves and resources.

The implementation of the expansion at Lefa, including the CIP plant, continues on schedule. The Kelian plant has now been substantially reassembled. The first two deliveries of new mining fleet has been received and the remainder is expected imminently. The civil construction work on the plant site and mine development work are now well advanced. When operational, output is forecast at more than 350,000+ounces per year at a reserve grade of 1.7 g/t.

Encouraging drilling results have been obtained from the Fayalala, Lero-Karta, Camp de Base and Kankarta deposits and from the Sikasso and Banora Prospects. Results at Fayalala are immediately east of the pit and should be captured by an extension to the current pit design. These grades are substantially higher than the current reserve grade for the Fayalala ore bodies of 1.4 g/t Au. These recent results are complemented by an increase in measured and indicated resources of 0.44 million ounces which moved from 3.40 million ounces to 3.84 million ounces.

Based on these encouraging results, the Company will allocate further funds to aggressively explore both the Lefa Corridor and the regional potential with a target to double the resource and reserve base over the next 2 to 3 year period. This would be a similar outcome to that from the intensive exploration program conducted in preparation for the Bankable Feasibility Study completed in 2004. Priority will be given to targets within trucking distance from the existing plant and targets with higher grade potential.

For the coming fiscal year, the Company has allocated approximately $6 million for exploration within and around the existing resources in the Lefa corridor and a further $2.3 million for regional exploration over the remaining concession and exploration permits. The ensuing months at Masara will see accelerated mine development as new mining equipment is delivered and commissioned. The annual targeted production rate for Apex for 2007 is 120,000 to 140,000 ounces increasing to 180,000 to 200,000 ounces in 2008. The Company is encouraged by further high value potential of the Masara Mine which was not immediately apparent at the time of acquisition. This relates to the potential for increased overall tonnage and resources available and potential increased mining width that will allow for increased production.

These additional targets/projects will be assessed during the next 18 to 24 months and include an evaluation of the potential for open pit resources towards the southeast of the property where several major vein sets coalesce and an assessment of the potential to increase mining widths by capturing the mineralised alteration selvedges which have been indicated by historical sampling information for some veins such as Maligaya. Recent underground sampling appears to support this historical data and based on the historical information, the Company made provision in the new plant layout to enable an expansion beyond the initial design capacity of 2,000 to 2,900 tonnes per day with minimal disruption.

Work has yet to commence on the assessment of the porphyry copper-gold targets located on the property. A 1980 feasibility study identified a significant resource at the Masara deposit that has not been included in the historical reported resources. The Company has received interest from several copper operators to investigate the copper potential on the property and it is expected that a programme to assess these targets will commence during 2007.

The Nalunaq operation has achieved a solid platform from which to deliver improved performance. Delivered grades have improved approximately 19% from the previous year. Management believes improvements seen in Nalunaq’s results will continue, particularly through the continued implementation of the mine optimisation project and associated cost reductions. The second phase of the mine optimisation programme has been to review the mining equipment to ensure a sustainable balance between mine development and stope production in order to increase production rates. The Company has begun receiving additional equipment in the form of an additional long-hole drill rig, scoops, and underground trucks with larger 20 tonne capacity together with ancillary mobile equipment. Further improvements to mining efficiencies and production rates should be realised in last half of 2006 as this equipment is delivered to site and the underground equipment workshop is commissioned in late calendar 2006.

All non-gold projects are held by Crew Minerals AS, a wholly owned subsidiary. With all non-gold projects the Company’s strategy has been until recently, unlike gold projects, to take little, or no, financial and operational risk. In conjunction with the spin-off of Crew Minerals, the strategy has been refined and Crew Minerals will seek to acquire projects in or close to production and to operate those projects. The Daguma Coal Project fits this strategy.

The key assets in Crew Minerals will initially be the Mindoro Nickel, Seqi Olivine royalty and the Daguma Coal project, given a positive conclusion of the due diligence process. However, the Hurdal molybdenum project, Pamplona Sulphur, the latest diamond exploration licence in Greenland and a number of other exploration licences all represent further potential value for Crew Minerals.

Management believes the Mindoro Nickel Project represents significant growth potential and value. Considerable work has been performed on the Mindoro Nickel project in the quarter. The Company has now completed the collection of a quantitative bulk sampling for metallurgical testing in Lakefield laboratories in Perth Australia, by intensive drilling of three representative areas. The test work will define critical parameters of the leach processing for both limonite and saprolite ore-types. Plans are being completed for a comprehensive in-fill drilling program in certain parts of the concession where rich saprolite is expected. The Company has continues with discussions with major industry players regarding the development of the project and is continuing to seek a solution that will give maximum benefit to Crew’s shareholders.

One of the industry’s biggest challenges is to replace and increase its reserves and resources. Management believes Crew is well positioned to significantly increase its reserves and resources organically and have allocated human, technical and financial resources to produce a substantial increase within the shortest possible time. We believe the status of the company, with a massive increase in production rapidly approaching and a large exploration upside, makes the company very well positioned to participate in the continued consolidation within the sector.

SHARE CAPITAL

The authorized share capital at September 30, 2006 was 1,000,000,000 common shares without par value. At September 30, 2006, the Company had 369,224,880 shares issued and outstanding and an additional 119,954,546 shares to be issued on the conversion of the company’s convertible bonds

The Company has a Share Option Plan which authorizes the Board of Directors of the Company to grant up to 26,000,000 options to directors, officers and employees of Crew and any of its subsidiaries, to acquire common shares of the Company at a price which is greater than or equal to the fair market value of each common share on the date the option is granted. The options are generally exercisable for up to five years from the date of grant. At September 30, 2006 there were 12,727,667 options available for grant.

At September 30, 2006 there were 9,140,000 share options outstanding at an average weighted price of CDN$ 1.43 each. All options outstanding relate to directors, officers and employees.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires companies to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

All of the Company’s significant accounting policies and the estimates derived there-from are included in Note 2 to the annual Consolidated Financial Statements for the year ended June 30, 2006. While all of the significant accounting policies are important to the Company’s consolidated financial statements, the following accounting policies, and the estimates derived there-from, have been identified as being critical:

•                  Carrying Values of Mining Property, Plant and Equipment and Other Mineral Property Interests;

•                  Depletion and Depreciation of Property, Plant and Equipment;

•                  Reclamation and Remediation Obligations;

•                  Income Taxes

Carrying Values of Mining Property, Plant and Equipment and Other Mineral Property Interests

The Company reviews and evaluates its mining properties for impairment at least annually or when events and changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. Estimated undiscounted future net cash flows for properties in which a mineral resource has been identified are calculated using estimated future production, commodity prices, operating and capital costs and reclamation and closure costs. Undiscounted future cash flows for exploration stage mineral properties are estimated by reference to the timing of exploration and / or development work, work programs proposed, the exploration results achieved to date and the likely proceeds receivable if the Company sold specific properties to third parties. If it is determined that the future net cash flows from a property are less than the carrying value, then an impairment loss is recorded with a charge to operations, to the extent the carrying value exceeds discounted estimated future cash flows.

The estimates used by management are subject to various risks and uncertainties. It is reasonably possible that changes in estimates could occur which may affect the expected recoverability of the Company’s investments in mining projects and other mineral property interests.

Depletion and Depreciation of Property, Plant and Equipment

Mining property, plant and equipment comprise the largest component of the Company’s assets and, as such, the amortization of these assets has a significant effect on the Company’s financial statements.

On the commencement of commercial production, depletion of each mining property is provided on the unit-of-production basis using estimated proven and probable reserves as the depletion basis. The mining plant and equipment and other capital assets are depreciated, following the commencement of commercial production, over their expected economic lives using either the unit-of-production method or the straight-line method (over two to 10 years), as appropriate.

Capital projects in progress are not depreciated until the capital asset has been put into operation.

The proven and probable reserves are determined based on a professional evaluation using accepted international standards for the assessment of mineral reserves. The assessment involves the study of geological, geophysical and economic data and the reliance on a number of assumptions. The estimates of the reserves may change, based on additional knowledge gained subsequent to the initial assessment. This may include additional data available from continuing exploration, results from the reconciliation of actual mining production data against the original reserve estimates, or the impact of economic factors such as changes in the price of commodities or the cost of components of production. A change in the original estimate of reserves would result in a change in the rate of depletion and depreciation of the related mining assets or could result in impairment resulting in a write-down of the assets.

Reclamation and Remediation Obligations

The Company has obligations for site restoration and decommissioning related to its mining properties. The Company, using mine closure plans or other similar studies that outline the requirements planned to be carried out, estimates the future obligations from mine closure activities. Because the obligations are dependent on the laws and regulations of the countries in which the mines operate, the requirements could change resulting from amendments in those laws and regulations relating to environmental protection and other legislation affecting resource companies.

The Company recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of mining property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit-of-

production method or the straight-line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

As the estimate of obligations is based on future expectations, in the determination of closure provisions, management makes a number of assumptions and judgments. The closure provisions are more uncertain the further into the future the mine closure activities are to be carried out. Actual costs incurred in future periods related to the disruption to date could differ materially from the $1.7 million discounted future value estimated by the Company at June 30, 2006.

Income Taxes

Future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantially enacted, as applicable, income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed quarterly and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

The determination of the ability of the Company to utilize tax loss carry-forwards to offset future income tax payable requires management to exercise judgment and make assumptions about the future performance of the Company. Management is required to assess whether the Company is “more likely than not” to benefit from these tax losses. Changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

RISKS AND UNCERTAINTIES

The Company and its projects must be considered in light of the risks, expenses and difficulties frequently encountered by companies engaged in mining operations and the acquisition, exploration and development of mineral properties. These risk factors could materially affect the Company’s future operating results and cause actual future events to differ materially from those described in forward-looking statements. The key risk factors are outlined below.

Liquidity Risk

Liquidity risk measures the risk that the Company may not be able to meet its liabilities as they fall due. At the year-end the Company had no committed credit facilities in place.

Were the Company unable to complete a further raising of capital, it may not be able to fulfil its intention of significantly expanding the Lefa regional exploration program, expanding the Masara underground development and processing facility, and acquiring a processing plant for Nalunaq,

Currency Risk

Results of our operational and development projects based in Guinea, Greenland, the Philippines and Norway, are reported and measured in US dollars, and are therefore affected by exchange rates between the US dollar and local currencies. All of the Company’s revenues are recorded and measured in US dollars. A weaker dollar would cause costs incurred in a currency other than US dollars to increase. The

Company does not, at present, undertake any trading activity in financial instruments; however foreign exchange risk is managed by satisfying foreign denominated expenditures or liabilities with cash flows or assets denominated in the same currency. The Company funds its foreign currency denominated operations on a short-term basis to minimize the level of foreign currency denominated assets held and therefore, mitigates the risk of exposure against the US dollar.

Interest Rate Risk

Monetary assets and liabilities are subject to the risk of movements in interest rates. At June 30, 2006 the Group had total term debt of $320.6 million denominated in Norwegian Kroner. These liabilities are held at either at fixed interest terms or relevant to LIBOR or NIBOR interest rates.

At June 30, 2006, the Company held a total of $89.8 million of cash on deposit. $71.2 million of this balance was held in Norway, $0.1 million held in Canada, $16.6 million in the United Kingdom and the balance of $1.9 million in Greenland.

These deposits are held in the relevant local currency at floating interest rates. Interest rates are commercial rates, which are fixed by reference to LIBOR for Canadian and sterling dollar assets, or the applicable inter-bank interest rates for financial assets held in other currencies.

Exploration, Development and Operating Risk

The Company’s activities are primarily directed towards mining operations and the development of it mineral deposits. Its activities also include the exploration for and development of mineral deposits.

Mining operations generally involve a high degree of risk. The Company’s Lefa, Nalunaq and Apex operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold. These include unusual and unexpected geologic formations, rock bursts, cave-ins, adverse weather conditions, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk are and will be taken, operations are subject to which may result in environmental pollution and consequent liability.

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation.

Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; commodity prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

If an alternative to Nalunaq’s current processing arrangement is not secured imminently there may be a temporary disruption in ore processing.

There is no certainty that the expenditures made by the Company towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.

Foreign Operations

The Company’s interests in mining operations are based in Guinea, Greenland, and the Philippines, with further exploration and development projects in Guinea, Greenland, the Philippines and Norway. Therefore the Corporation’s activities are exposed to varying degrees of political, economic, other risks and uncertainties.

These risks and uncertainties vary from country to country and include, but are not limited to: terrorist activities, hyperinflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Changes in mining or investment policies or shifts in political attitude could materially impact the Company’s financial results. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on profitability.

Insurance and Uninsured Risks

The Company’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, snow falls and avalanches. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although the Company maintains insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all the potential risks associated with a mining company’s operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums.

Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to companies in the mining industry on acceptable terms.

The Company may also become subject to liability for pollution or other hazards which may not be insured against or which it may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Environmental Risks and Hazards

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions where it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect adversely the Company’s operations.

Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations. To the extent such approvals are required and not obtained; the Company may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Uncertainty in the Estimation of Ore/Mineral Reserves and Mineral Resources

The figures for ore/mineral reserves and mineral resources contained in this document are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that ore/mineral reserves could be mined or processed profitably.

There are numerous uncertainties inherent in estimating ore/mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the ore/mineral reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold recoveries derived from small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Fluctuation in commodity prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of ore/mineral reserves and mineral resources, or of the Company’s ability to extract these ore/mineral reserves, could have a material adverse effect on the Company’s results of operations and financial condition.

Additional Ore and Mineral Reserves

Because mines have limited lives based on proven and probable ore/mineral reserves, the Company must continually replace and expand its ore/mineral reserves as its mines produce gold. The life-of-mine estimates for the Company’s mining operations may not be correct. The Company’s ability to maintain or increase its annual production of gold will be dependent on its ability to bring new mines into production and to expand ore/mineral reserves at its existing mines.

Additional Financing

The mining, processing, development and exploration of the Company’s projects, may require additional external financing. Failure to obtain sufficient financing could result in the delay or indefinite postponement of exploration, development or production on any or all of the Company’s projects. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable.

Commodity Prices

The market price of the Company’s common shares, financial results and exploration, development and mining activities have previously been, and may in the future be, adversely affected by declines in commodity prices, which are subject to significant fluctuation. The factors giving rise to these fluctuations are generally out of the Company’s control, being largely driven by external global economic factors.

In particular, the price of gold has fluctuated significantly in recent years. Declines in the price of gold in the future could render the Company’s exploration and mining activities uneconomical until such time as the price recovers. These declines could result in a re-calculation of life-of-mine plans and reserve calculations which could have a material adverse affect on measured financial performance.

Government Regulation

The mining, processing, development and mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters.

Although the Company’s mining operations and exploration and development activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and mining activities could have a substantial adverse impact on the Company.

Acquisition Strategy

Part of the Company’s business strategy is to seek new mining and development opportunities with a particular, but not exclusive, focus on gold. The Company could, however, fail to select appropriate acquisition targets, fail to negotiate favourable acquisition or financing terms, or could complete acquisitions or business arrangements which do not ultimately benefit the ongoing business of the Company. The Company also faces strong competition from other mining and exploration companies in connection with the acquisition of properties producing, or capable of producing, precious metals, and many of these competing companies have greater resources than Crew.

Risks Relating to Recent Acquisitions

The Company recently completed its acquisition of Guinor Gold Corporation and an interest in the Apex Mining Company, Inc. There can be no assurance that the benefits anticipated from these acquisitions will be realized by the Company.

Installation of the carbon-in-pulp gold processing plant (the “CIP Plant”) at the Lefa Gold Project in the Republic of Guinea may not be completed on schedule or at all, and once installed, the CIP Plant may not become operational or may not achieve the production capacity or production cost per ounce expected by the Board. Similarly, construction of the additional processing plant at the Masara Mine in the Philippines may not be completed on schedule or at all, or may never become fully commissioned, which could have a material adverse affect on the Company’s future production, profitability, financial performance and results of operations.

Integration Risk

Achieving the anticipated benefits of the Guinor Gold Corporation and Apex Mining Company, Inc. acquisitions will depend in part the Company’s ability to integrate the two companies’ businesses with that of Crew in an efficient and effective manner. The process of integrating the operations and technology of these organizations is expected to take several months and there can be no assurances that the Company will be able to accomplish the integration smoothly or successfully. The Company’s failure to do so may result in a significant diversion of management’s time from ongoing business matters, and may have a material adverse effect on the business, results of operation and financial condition of the combined company.

Market Price of Stock

The Company’s common shares are listed on the Toronto Stock Exchange, the Oslo Børs, the Frankfurt exchange, and are traded on the over-the-counter bulletin board in the United States.

Securities of mining and exploration companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include global macroeconomic developments and market perceptions of the attractiveness of particular industries. The Company’s share price is also likely to be significantly affected by short-term changes in gold prices or in its financial condition or results of operations as reflected in its quarterly financial statements.

As a result of any of these factors, the market price of Crew’s common shares at any given point in time may not accurately reflect the Company’s long term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Sales of a large number of the Company’s common shares in the public markets, or the potential for such sales, could decrease the trading price of Crew’s shares, and could impair the Company’s ability to raise capital through future share issues.

There are a significant number of Crew’s shareholders who have holdings acquired for significantly less than the current market price. Accordingly, these shareholders have an investment profit in the Company’s common shares that they may seek to liquidate.

Dependence on Key Personnel

The success of the Company is dependent on senior management. The experience of these individuals will be a factor contributing to the Company’s continued success and growth. The loss of one or more of these individuals could have a material adverse effect on the Company’s business prospects.

Internal Controls

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to Mutilateral Instrument 52-109 is recorded, processed, summarised and reported in the manner specified by the relevant securities laws applicable to the Company. Due to the amalgamation of the various entities, in a number of geographically diverse locations that comprise the consolidated entity, work is ongoing to improve and modernize these controls and to ensure that they remain consistently applied internationally. The Chief Executive Officer and Chief Financial Officer have evaluated the Company’s disclosure controls and procedures as of June 30, 2006 through discussion with all levels of management of all entities, as well as by drawing upon their own relevant experience and by retaining dedicated internal personnel to assist in such evaluations. The CEO and CFO have concluded that the disclosure controls and procedures are effective in the circumstances but require improvement as the Company’s rapid growth continues.  Management has developed and is implementing a plan to address the disclosure controls and procedures required for a larger international organization.

Further, the Company maintains and is constantly reviewing, a set of internal controls over financial reporting which have been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian GAAP.

SAFE HARBOUR STATEMENT

Certain statements contained herein, as well as oral statements that may be made by the Company or by officers, directors or employees of the Company acting on its behalf, that are not statements of historical fact, may constitute “forward-looking statements” and are made pursuant to applicable and relevant national legislation (including the Safe-Harbour provisions of the United States Private Securities Litigation Reform Act of 1995) in countries where Crew is conducting business and/or investor relations. Forward-looking statements, include, but are not limited to those with respect to the price of gold, the estimation of mineral reserves and resources, the realization of mineral reserves estimates, the timing and amount of estimated future success of exploration activities, the timing and amount of production estimates, targeted production cash costs and forecasted cash reserves, Crew’s hedging practices, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risk, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “does not expect”, “is expected”, “targets”, “budget”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or equivalents or variation, including negative variation, of such words and phrases, or state that certain actions, events or results, “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the Company to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, possible variations in grade and ore densities or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and other risks of the mining industry, delays in obtaining government approvals or financing or in completion of development or construction activities. Although Crew has attempted to identify important factors that could cause actual actions, events or cause actions events or results not to be anticipated, estimated or intended, there can be no assurance that forward looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Except as may be required by applicable law or stock exchange regulation, the Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Accordingly, readers should not place undue reliance on forward-looking statements.

NON-GAAP MEASURES

“EBITDA” is a non-GAAP measure of performance that describes earnings before interest, taxes, depletion and depreciation, stock compensation charges and non-cash foreign exchange movements.

“Cash Cost per ounce” is a non GAAP measure derived from the total direct cost of ounces produced, less depletion and depreciation and other non cash items, as a measure of total ounces produced. Cash costs are presented as the Company believes they represent an industry standard of comparison.

EBITDA and cash cost per ounce are not terms defined under Canadian generally accepted accounting principles, nor do they have a standard, agreed upon meaning. As such, EBITDA and cash cost per ounce may not be directly comparable to EBITDA and cash cost per ounce reported by other similar issuers.